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STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-60,904.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-414,632.73
Uncategorized Asset	0.00
Computers Purchase	-216.00
Amex Business-1002	296.03
Chase CC-9686	1,495.58
Payroll Clearing	-7,137.08
Payroll Liabilities	-3,890.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-424,085.02**
Net cash provided by operating activities	**$ -484,989.35**
FINANCING ACTIVITIES	
Notes Payable	651,980.00
Net cash provided by financing activities	**$651,980.00**
NET CASH INCREASE FOR PERIOD	**$166,990.65**
Cash at beginning of period	73,303.28
CASH AT END OF PERIOD	**$240,293.93**